February 9, 2012
Mr. Jeffrey Gordon
Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

RE:    Raven Industries, Inc.
Form 10-K for the Year ended January 31, 2011
Filed March 31, 2011
Form 10-Q for the Quarter ended October 31, 2011
Filed December 2, 2011
File N. 1-7982

Dear Mr. Gordon:
This letter responds on behalf of the Company to the comment letter from Rufus Decker to the undersigned dated January 30, 2012 with respects to the filings listed above.
To facilitate your review, we have included in this letter the staff’s original comments (in bold) followed by our response, which have been numbered to correspond to Mr. Decker’s letter.

Form 10-K for the Year Ended January 31, 2011
Item 6 – Selected Financial Summary, page 12
1.    You present total segment operating income on page 13. Since total segment operating income represents a non-GAAP measure when it is presented or discussed outside of your SFAS 131 footnote, in future filings you should ensure either:
(a) it is not presented elsewhere in the filing or
(b) you present the disclosures required by Item 10(e) of Regulation S-K. Any disclosures elsewhere in the filing should:

•	reconcile from total segment operating income to operating income and then on to net income to highlight the differences between the non-GAAP measure and operating income,

•	identify this amount as a non-GAAP performance measure,

•	state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,

•	state the manner in which management compensates for these limitations when using the non-GAAP financial measure,

•	explain why your management believes that this measure provides useful information to investors,

•	state how you management uses the non-GAAP measure,

•	provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and

•	state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.
See also Question 104.04 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please show us in your supplemental response what the revisions will look like.
Going forward, in our Form 10-K reports, we will remove the “Reportable Segments Total” section from the Business Segments table disclosed in Item 6 – Selected Financial Data. Our revised Item 6 Business Segments table for future filings based upon the table included in our Form 10-K for the year-ended January 31, 2011 will be as follows:

BUSINESS SEGMENTS
(IN THOUSANDS)
	For the years ended January 31
	2011		2010	2009	2008	2007	2006
APPLIED TECHNOLOGY DIVISION
Sales	$100,090		$86,217	$103,098	$64,291	$45,515	$47,506
Operating income	31,135		25,722	33,884	19,102	10,111	13,586
Assets	52,669		51,029	48,881	36,938	27,629	30,047
Capital expenditures	1,769		941	2,674	1,008	577	938
Depreciation and amortization	2,238		1,677	1,383	1,125	1,142	1,085
ENGINEERED FILMS DIVISION
Sales	$105,838		$63,783	$89,858	$85,316	$91,082	$82,794
Operating income	19,622	(b)	10,232	10,919	17,739	23,440	19,907
Assets	46,519		35,999	35,862	43,688	41,988	33,512
Capital expenditures	8,450		1,460	3,120	4,012	13,266	7,359
Depreciation and amortization	3,452		3,707	4,303	4,046	2,887	2,436
AEROSTAR DIVISION
Sales	$48,787		$27,244	$27,186	$17,290	$14,654	$18,009
Operating income	9,407		5,634	4,219	1,506	707	2,133
Assets	18,140		10,462	8,744	9,941	8,161	6,837
Capital expenditures	2,190		332	383	156	812	179
Depreciation and amortization	757		398	444	499	375	359
ELECTRONIC SYSTEMS DIVISION
Sales	$65,852		$63,525	$61,983	$67,987	$66,278	$56,219
Operating income	9,917		8,979	5,926	10,365	10,850	8,916
Assets	23,385		21,216	26,847	25,865	25,175	20,191
Capital expenditures	609		290	1,399	1,077	1,357	1,612
Depreciation and amortization	823		939	1,159	1,237	1,086	871
INTERSEGMENT ELIMINATIONS
Sales
Engineered Films Division	$(307)		$(210)	$(210)	$(533)	$—	$—
Aerostar	(32)		(1)	(25)	(16)	—	—
Electronic Systems Division	(5,520)		(2,776)	(1,977)	(378)	—	—
Operating income	(94)		60	(52)	(100)	—	—
Assets	(186)		(92)	(152)	(100)	—	—
CORPORATE & OTHER (a)
Operating loss (from admin expenses)	$(9,784)		$(7,407)	$(8,502)	$(7,467)	$(6,806)	$(7,258)
Assets	47,233		51,695	24,233	31,529	16,811	15,570
Capital expenditures	954		279	425	382	510	270
Depreciation and amortization	361		387	469	437	395	400
TOTAL COMPANY
Sales	$314,708		$237,782	$279,913	$233,957	$217,529	$204,528
Operating income	60,203	(b)	43,220	46,394	41,145	38,302	37,284
Assets	187,760		170,309	144,415	147,861	119,764	106,157
Capital expenditures	13,972		3,302	8,001	6,635	16,522	10,358
Depreciation and amortization	7,631		7,108	7,758	7,344	5,885	5,151

(a) Assets are principally cash, investments and deferred taxes.
(b) Includes a $451 pre-tax gain on disposition of assets.

Item 8 – Financial Statements and Supplementary Data, page 26
Consolidated Balance Sheets, page 29
2.     Please revise your presentation in future filings to present on the face of the balance sheet separate captions and dollar amounts for each component of shareholders’ equity. Refer to Rules 5-02.29 and .30 of Regulation S-X.
We will revise future Form 10-K reports to include separate captions and dollar amounts within shareholders’ equity section presented on the face of the balance sheet. The additional captions and dollar amounts will include: Common stock; Paid in capital; Retained earnings; Accumulated other comprehensive loss; Treasury stock; and Noncontrolling interest. These separate captions and dollar amounts have been included in the interim consolidated balance sheet in the Company's Form 10-Q reports (including the Form 10-Q for the quarter ended October 31, 2011), and the format in future Forms 10-K will be similar to that format.
Form 10-Q for the Quarter Ended October 31, 2011
General
3.     Please address the above comments in your interim filings as well, as applicable.
We believe our Forms 10-Q and other interim filings are in compliance with disclosure requirements addressed in the above comments as follows:

•	Non-GAAP measure: We do not report total segment operating income outside the segment reporting footnote in our Forms 10-Q or any other interim filings.

•
Consolidated Balance Sheet: The shareholders’ equity section on the face of our interim consolidated balance sheet in our Forms 10-Q includes separate captions and dollar amounts for the components of shareholders' equity.

* * * * *
In responding to the comment letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Thank you for your consideration of our responses to the comment letter. Please contact me at (605) 336-2750 if you have any questions or further comments.
Sincerely,
/s/ Thomas Iacarella___________________
Vice President and CFO, Secretary and Treasurer
(Principal Financial and Accounting Officer)

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